October 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Loan Lauren P. Nguyen

Re:	Potbelly Corporation
Registration Statement on Form S-1 (File No. 333-190893)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “1933 Act”), the undersigned, as representatives of the underwriters of the offering (the “Offering”) of shares of Common Stock of Potbelly Corporation (the “Company”), hereby join in the Company’s request that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-190893) become effective on October 1, 2013 at 5:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

The undersigned, as representatives of the underwriters, hereby advise you that approximately 3,500 copies of the Company’s preliminary prospectus dated September 23, 2013 in connection with the Offering have been distributed to underwriters, dealers, institutions and others through the date hereof.

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Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co. as Representatives of the several Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
on behalf of the Representatives

	By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory